Contact

www.linkedin.com/in/earlcole
(LinkedIn)

Top Skills

Digital Media
Marketing
Advertising

Certifications

Blockchain: Beyond the Basics
Supply Chains for Manufacturing: Capacity Analytics, edx
Business and Impact Planning for Social Enterprises, edx
Global Strategy

Honors-Awards

Rare Champion of Hope Award Nominee
Reasons To Believe Award Winner
CBS Sole Survivor Winner
1st Place "People's Choice Award" Winner
NASA Certificate of Appreciation, Startup Series

Publications

Tire company startup to use NASA technology
Survivor Winner Outwits the NCAA
What is the adult experience of Perthes disease?
How one founder partnered with NASA...
First Unanimous Winner Ever

Patents

Interactive Region-Based Advertising Into Real Time Video Content
Reinforcement of Polymers with Shape Memory Alloy Elements

Earl Patrick Cole

Founder & CEO @ The SMART Tire Company • TIME's Best Inventions of 2023 • 2X CES Innovation Award Honoree • Acclaimed Producer • Philanthropist
Los Angeles Metropolitan Area

Summary

I am a serial entrepreneur, senior executive, keynote speaker, and investor with over 20 years of experience in designing smart technology solutions to fuel disruptive innovation, commercialization, and sustainability. As the Co-Founder and CEO of The SMART Tire Company, I lead a team of engineers, scientists, and builders, who are developing proprietary and transferable technologies for the electric mobility, automotive, aerospace, trucking, and motorsports industries, using advanced materials and innovative design.

I am passionate about creating and marketing brands, products, and content that positively impact consumers and culture around the world, increasing value through diversity, equity, inclusion, and purpose. As a NASA partner and a mentor for multiple Techstars accelerators, I leverage my expertise in business strategy, deep tech, marketing, and social entrepreneurship to inspire and empower the next generation of innovators and leaders. I am also a volunteer and founder of the Perthes Kids Foundation, a global nonprofit organization that helps and supports children with rare diseases.

I have traveled to over 60 countries and continue to explore the world through various projects, experiences, and curious adventures, which include being the first unanimous winner of the iconic reality TV series, Survivor. I love learning new things, meeting good people, sharing in different ideas, critical thinking, emerging technologies (AI), science, music, art, and human resiliency. Although I stay busy building for the future, I still make time to listen and live in the present. So, what's your story? Feel free to message me anytime with authenticity.

Experience

The SMART Tire Company

System and Method for Integrating Interactive Advertising Into Real Time Video Content

Interactive Advertising and Metadata Into Real Time Video Content

Spring Tire Wheel Assembly with Bump Stop

CEO & Co-founder
February 2021 - Present (4 years 3 months)
Los Angeles, California, United States

Proprietary and sustainable technologies for the electric mobility, automotive, aerospace, trucking, motorsports and transportation industries, using advanced materials and innovative design. Private company and NASA partner.

One of TIME's 200 Best Inventions of 2023. As seen on Shark Tank, TechCrunch, Fast Company, Mashable, Popular Science, Car & Driver, Veritasium, Bike Radar, Yahoo!, GOOD, Engadget, Business Insider, NASA.gov and more.

Techstars
4 years

Mentor, Techstars NYC Accelerator
2022 - Present (3 years)
New York City Metropolitan Area

Mentor, Techstars Starbust Space Accelerator
2021 - Present (4 years)
Los Angeles, California, United States

Mentor, Comcast NBCUniversal LIFT Labs Accelerator
2021 - Present (4 years)
Philadelphia, Pennsylvania, United States

Nitiwear, Inc.
Founder
2024 - Present (1 year)
Boston, Massachusetts, United States

NASA - National Aeronautics and Space Administration
Licensee & Partner
2020 - Present (5 years)
Cleveland, Ohio, United States

Space Act Agreement with NASA Glenn Research Center to further develop and commercialize licensed technologies involving superelastic shape memory alloys. Exclusive license & partnership for select tire/wheel technologies derived from the Mars Rover Program and newly developed IP through STC collaboration for terrestrial/extraterrestrial applications.

PACER Technology
Advisor
2024 - Present (1 year)
Greater London, England, United Kingdom

Stanford Seed
Consultant
2020 - Present (5 years)
Stanford, California, United States

Seed is a Stanford Graduate School of Business-led initiative that's working to end the cycle of global poverty. The Stanford Institute for Innovation in Developing Economies, partners with entrepreneurs and businesses in emerging markets throughout Africa and South Asia, to build thriving enterprises that transform lives and make a positive impact in their communities.

University of Washington - Michael G. Foster School of Business
5 years

Mentor, Master of Science in Entrepreneurship (Graduate Program)
2020 - Present (5 years)
Seattle, Washington, United States

Judge, Buerk Center for Entrepreneurship, Dempsey Startup Competition
2020 - Present (5 years)

Judge, Hollomon Health Innovation Challenge (Graduate Program)
2020 - Present (5 years)
Seattle, Washington, United States

California State University, Chico
Engineering Leadership Advisory Council
2021 - Present (4 years)
Greater Sacramento

Perthes Kids Foundation
17 years 8 months

Founder & Chair of the Board
March 2015 - Present (10 years 2 months)
Greater Los Angeles Area

Established the first national nonprofit health organization (501c3) to support children and families affected by Legg-Calvé-Perthes disease, a rare form of osteonecrosis (5 out of every 100,000 kids diagnosed) that makes it painful to walk, run, or even play, like most children.

Through global advocacy, innovative programs, and cause-based marketing, was able to grow organization to currently being the largest patient organization in the world dedicated to this particular disease, and a leader in the rare disease and health community.

Implements community programming and fundraising events to advocate for research, education and awareness, in conjunction with doctors, hospitals, government and corporate partners, raising funds for various charity initiatives.

- Perthes Kids Foundation
- Perthes Kids Foundation Australia & New Zealand Ltd.
- Perthes Kids Foundation United Kingdom
- Perthes Kids Foundation Español
- Camp Perthes International
- International Perthes Study Group (Partner)
- Perthes Disease Research Institute (2027)

President & CEO

July 2013 - Present (11 years 10 months)

Created Camp Perthes in 2013, a summer camp program for kids and volunteers diagnosed with Perthes disease, that has expanded internationally serving hundreds of families every year, around the globe, with locations/ partners in the USA, Australia, UK, Spain, Italy, Colombia, Argentina, South Africa, India & Japan.

Founder

September 2007 - Present (17 years 8 months)

As a former rare patient and Kansas City native, founded a charitable fund (Earl Cole Fund) to raise money and awareness for Perthes disease research and education, in partnership with the University of Kansas Medical Center and KU Endowment Fund.

Fanstreme

Co-Founder

2016 - Present (9 years)

Greater Los Angeles Area

Fanstreme develops custom applications and interactive technologies for professional sports and entertainment properties, launching creative content and brand promotions through emerging platforms, artificial intelligence, and gamification that fully engages fans in more immersive ways.

Brave Spark

Head of Business Development & Content, North America

2018 - 2018 (less than a year)

London, England, United Kingdom

Lead the day-to-day of an award-winning London/UK-based content agency's expansion into North America (contract), specializing in cost-effective marketing and brand imagination, creating memorable content for clients like Pepsi, Jeep, Warner Bros. & Arsenal Football - from TV production, mobile marketing applications, to VR and interactive campaigns.

GOOD Worldwide Inc

Brand Partnerships Consultant

2015 - 2015 (less than a year)

Los Angeles, California

Conceptualized and executed socially impactful partnership activations, digital marketing and media campaigns, celebrating global citizens, inspirational change-makers, and causes for media publishing agency's portfolio of Fortune 1000 companies and non-profits looking to "Do Good" in the world. Clients: Google/Nest, Lululemon, Apple, Patagonia, Starbucks, Walgreens, The United Nations Foundation and more. Company merged with Upworthy to become the world leader in social good media and consulting.

Smush Mobile Technologies

Co-Founder & Managing Partner

2013 - 2015 (2 years)

Santa Monica, CA

Defined company vision and launched first SMS mobile marketing company (hardware & software) providing affordable products and data subscription service to small- to medium-sized businesses, generating over 200 clients in less than two years in partnership with T-Mobile Business.

Particle 5 Interactive

Co-Founder & CEO

2010 - 2013 (3 years)

Los Angeles, CA

Invented/pioneered and co-developed proprietary, in-video/photo advertising technology for mobile platforms, through a method we named "product placement tagging" and video streaming innovation for TV and social media content. Ability to tag, highlight, touch/tap on products within content on-screen to reveal more info about product, purchase, or save item for later viewing. * Technology now referred to as "shoppable tags" and widely used on Instagram & Facebook/Meta as of 2017 to present day.

CBS Corporation

Survivor Winner, Fiji

2007 - 2012 (5 years)

New York, NY

Proven leader and team player in one of the most dire of mental, physical and social situations, first contestant ever to be voted as unanimous winner of this challenging game and iconic reality TV series, also invited to return as a contestant 4 other seasons post original appearance.

Hosted or appeared in, several TV specials/talk shows/events around the world. Used celebrity to establish talent management company, and partnered with Armed Forces Entertainment (US Military) to create and produce entertainment-based events around the world, concert tours, charity fundraisers, autograph signings, and meet & greets, with cast members from popular Reality TV franchises, Survivor, American Idol, Big Brother, The Amazing Race and So You Think You Can Dance, for overseas U.S. Military troops in Guam, Japan, Singapore, Okinawa, Diego Garcia, Italy, Egypt and Germany.

Muse Communications

Senior Account Executive, Honda

2005 - 2007 (2 years)

Hollywood, CA

Developed and managed targeted automotive campaigns and 360 promotional strategies for full-service, multicultural, advertising agency’s top account, Honda, facilitating and executing a multimillion dollar, annual ad budget for Honda Civic, Accord and Acura (digital, social, print, radio & TV commercials).

The Walt Disney Studios

5 years

Film Development

2000 - 2003 (3 years)

Burbank, California, United States

Managed Walt Disney Studios Writers Program, worked closely with in-house screenwriters, film producers and creative executives, read/covered script submissions, developed and pitched story ideas for Walt Disney Productions.

Brand Marketing

1998 - 2000 (2 years)

Burbank, California, United States

Coordinated marketing campaigns for Buena Vista Home Entertainment major DVD releases for (Disney & Pixar) feature animation properties and franchises: Toy Story, Finding Nemo, Lion King, A Bug's Life, Pocahontas, Hunchback of Notre Dame and Beauty & The Beast.

Education

University of Southern California

Doctoral Student, USC Rossier School (Ed.D), Organizational Change and Leadership Doctorate Program (deferred)

Stanford University Graduate School of Business

Executive Program for Nonprofit Leaders (EPNL), Entrepreneurship and Social Innovation

Massachusetts Institute of Technology

Executive Education, Sloan School of Management / Computer Science and Artificial Intelligence Lab, Artificial Intelligence and Implications for Business Strategy

Harvard Business School

HBS Executive Education Program, Entrepreneurship/Entrepreneurial Studies

University of Washington

B.A., Marketing, Business Administration and Management, General